Diamond Resorts International, Inc.

10600 West Charleston Boulevard

Las Vegas, Nevada 89135

August 19, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Robert F. Telewicz, Jr.

Re:	Diamond Resorts International, Inc.
Form 10-K for fiscal year ended December 31, 2013
Filed on March 3, 2014
File No. 001 35967

Dear Mr. Telewicz, Jr.:

Set forth below is the response of Diamond Resorts International, Inc. (the “Company”) to the Staff’s letter of comment dated July 29, 2014 (the “Letter”) relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). For convenience of reference, the comment from the Letter is repeated below, and please note that the page number referred to in the response below refers to the publicly-filed Form 10-K.

The Company has the following response to the Staff’s comments:

Form 10-K for the fiscal year ended December 31, 2013

Financial Statements

Note 24 – Business Combinations

PMR Service Companies, page F-59

1.	We note that you recognized a bargain purchase gain as a result of your asset purchase transaction with PMR Service Companies. Please explain to us how you determined it would be appropriate to recognize a bargain purchase gain in conjunction with an asset acquisition. Reference is made to ASC Topic 805-50-30.

Response:

The Company respectfully advises the Staff that it accounted for its purchase transaction (the “PMR Service Companies Acquisition”) with Resort Services Group, LLC, Monarch Grand Vacations Management, LLC, Monarch Owner Services, LLC, and Monarch Owner Services, Inc. (collectively, the “PMR Service Companies”) as a business combination in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). Pursuant to the PMR Service Companies Acquisition, the Company acquired various agreements and assets of the PMR Service Companies, including resort management agreements, accounting services agreements, and billing and collection services agreements, and assumed liabilities related to the acquired assets. The Company advises the Staff that its acquisition of these assets represented the purchase of a “Business,” as defined by ASC 805.

Prior to the consummation of the PMR Service Companies Acquisition, the PMR Service Companies provided various management services to the resorts added to the Company’s network through its acquisition of assets of Pacific Monarch Resorts, Inc. in May 2012. The resort properties for which the PMR Service Companies provided services included a total of seven resort properties, four located in Southern California, one located in Las Vegas, Nevada, one located in Brian Head, Utah, and one located in San Jose del Cabo, Mexico. Since the consummation of the PMR Service Companies Acquisition, the Company has provided such management services to those resort properties.

The Company determined the PMR Service Companies Acquisition was the acquisition of a “Business” under ASC 805 based on the following analysis:

A.	Pursuant to ASC 805-10-25-1, the Company was first required to determine if the PMR Service Companies Acquisition was a business combination by identifying whether the assets acquired and liabilities assumed constituted a business.

B.	ASC 805-10-55 provides the basis for the determination of whether a business combination exists. Based on the guidance in this section, the PMR Service Companies Acquisition qualifies as a business combination because the net assets transferred to, and liabilities assumed by, the Company meets the requirements of the definition of a “Business.” Specifically:

i.	The inputs of the business operations are the management agreements that were held by the PMR Service Companies at the time of the acquisition and acquired by the Company. These management agreements generate revenue (or outputs) when processes are applied to it, and represented all of the inputs for the PMR Service Companies.

ii.	The Company acquired the management and operational business processes of the PMR Service Companies through retention of their employees and protocols to continue to provide their services. These services include resort management functions provided under the management agreements, such as housekeeping, maintenance, security and front desk operations, accounting and billing.

iii.	As a result of the PMR Service Companies Acquisition, all the revenues realizable under the management agreements (the outputs) were effectively transferred to the Company. These management agreements represented all of the business operations of the PMR Service Companies.

The Company notes also that the Company’s treatment of the PMR Service Companies Acquisition as the acquisition of a “Business” for purposes of ASC 805 is consistent with the Company’s treatment of it as an acquisition of a “business” and as a “business combination” for purposes of applicable provisions of Regulation S-X. Specifically, the Company provided acquired company financial statements for the PMR Service Companies in accordance with Rule 3-05 of Regulation S-X, and pro forma financial information in accordance with Article 11 of Regulation S-X giving effect to the PMR Service Companies Acquisition, in its Registration Statement on Form S-1 filed in connection with the initial public offering of the Company’s common stock.

In responding to the Staff’s comment contained in the Letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the response above fully addresses the comment contained in the Letter. If you have any questions regarding the Form 10-K or the above response, please contact the undersigned at 702.823.7680 or Alan.Bentley@diamondresorts.com. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ C. Alan Bentley

C. Alan Bentley

Executive Vice President and Chief Financial Officer

cc:	Lisa M. Gann, Senior Vice President – Chief Accounting Officer
Jared T. Finkelstein, Senior Vice President and General Counsel Mark D. Wood, Katten Muchin Rosenman LLP Kevin Karo, BDO USA, LLP Peter McPhun